SECURITIES AND EXCHANGE COMMISSION
                           Washington, D.C. 20549

                            ____________________

                                SCHEDULE 13D

                              (Amendment No. 3)

                  Under the Securities Exchange Act of 1934


                                 ACTV, Inc.
                              (Name of Issuer)

                                Common Stock
                       (Title of Class of Securities)

                                 0008 8E112
                               (CUSIP Number)

                             Richard J. Emmerich
                       Global Capital Management, Inc.
                             601 Carlson Parkway
                                  Suite 200
                         Minnetonka, Minnesota 55305
                               (612) 476-7200
                (Name, Address and Telephone Number of Person
              Authorized to Receive Notices and Communications)

                               January 6, 1998
           (Date of Event Which Requires Filing of This Statement)

        If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

                       (continued on following pages)














                              Page 1 of 6 Pages

   CUSIP No. 0008 8E112                    Schedule 13D (Amendment No. 3)


        1) Name of Reporting Persons/S.S. or I.R.S. Identification Nos. of Above Persons
                  Global Capital Management, Inc./FEIN 41-1625323

        2)   Check the Appropriate Box if a Member of a Group  (a) [  ]
                                                               (b) [  ]

        3)    SEC Use Only


        4)   Source of Funds
                  WC

        5)   Check Box if Disclosure of Legal Proceedings is Required
             Pursuant to Item 2(d) or 2(e)      [  ]

        6)   Citizenship or Place of Organization
                  Delaware

        Number of Shares Beneficially Owned by Each Reporting Person
        With:

             (7)  Sole Voting Power
                  762,605 (See Item 5)

             (8)  Shared Voting Power
                  0

             (9)  Sole Dispositive Power
                  762,605 (See Item 5)

             (10) Shared Dispositive Power
                  0

        11) Aggregate Amount Beneficially Owned by Each Reporting Person 762,605 (See Item 5)

        12) Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares [ ]

        13)  Percent of Class Represented by Amount in Row (11)
                  5.0% (See Item 5)

        14)  Type of Reporting Person
                  CO





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


                                SCHEDULE 13D
                               AMENDMENT NO. 3

   This Amendment No. 3 to the Statement on Schedule 13D is being filed pursuant to Section 13(d) of the Securities Exchange Act of 1934 and the rules and regulations promulgated thereunder. This Amendment No. 3 amends and supplements the Statement on Schedule 13D, as subsequently amended (the "Schedule 13D"), relating to the common stock, par value $0.10 per share ("Common Stock"), of ACTV, Inc., a Delaware corporation (the "Issuer"), previously filed by Global Capital Management, Inc., a Delaware corporation ("Global"). Capitalized terms used and not defined herein shall have the meanings set forth in the Schedule 13D. Except as amended herein, the Schedule 13D previously filed remains unchanged.

   ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

        Item 5(a) is hereby amended by adding the following:

        (a) Without giving effect to the limitation described in Item 5(a) of the Schedule 13D:

             (1) As of January 6, 1998, Global was the beneficial owner of 802,924 shares of Common Stock (by reason of the Investors' i) right to exchange their Preferred Stock for 761,942 shares of Common Stock and ii) holdings of 40,982 shares of Common Stock). Based upon the Issuer's Form 10-Q for the quarter ended September 30, 1997, the Issuer had 14,434,612 shares of Common Stock outstanding as of November 13, 1997. Treating as also outstanding the 761,942 shares of Common Stock for which the Investors' Preferred Stock was exchangeable, Global would have been deemed as of January 6, 1998 to be the beneficial owner of 5.3% of the Issuer's outstanding Common Stock.

             (2) As of the date hereof, Global is the beneficial owner of 762,605 shares of Common Stock (by reason of the Investors' i) right to exchange their Preferred Stock for 762,523 shares of Common Stock and ii) holdings of 82 shares of Common Stock). Based upon the Issuer's Form 10-Q for the quarter ended September 30, 1997, the Issuer had 14,434,612 shares of Common Stock outstanding as of November 13, 1997. Treating as also outstanding the 762,523 shares of Common Stock for which the Investors' Preferred Stock is exchangeable, Global would be deemed as of the date hereof to be the beneficial owner of 5.0% of the Issuer's outstanding Common Stock.

        Item 5(c) is hereby amended by adding the following:


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


        (c) Schedule A describes each transaction in Common Stock effected by the Investors during the sixty (60) days prior to January 6, 1998 and the date hereof. The sales of Common Stock described in Schedule A occurred on the Boston Stock Exchange.
















































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


                                  SIGNATURE
                                  ---------

        After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

   Date: January 12, 1998             GLOBAL CAPITAL MANAGEMENT, INC.



                                      By:   /s/ John D. Brandenborg
                                           ------------------------------
                                      Name:     John D. Brandenborg
                                      Title:    Vice-President






































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


                                 SCHEDULE A
                                 ----------

      Transaction    Transacting
         Date           Party      Transaction    Quantity       Price
      -----------    -----------   -----------    --------       -----

        1/5/98         Global      Conversion      99,554         n/a
                       Bermuda      of 4,000
                       Limited    shares of 5%
                     Partnership   Cumulative
                                   Convertible
                                    Preferred
                                   Stock into
                                  Common Stock

        1/5/98         Global         Sell         40,000       $1.851
                       Bermuda
                       Limited
                     Partnership
        1/6/98         Global      Conversion      48,890         n/a
                       Bermuda      of 2,000
                       Limited    shares of 5%
                     Partnership   Cumulative
                                   Convertible
                                    Preferred
                                   Stock into
                                  Common Stock

        1/6/98         Global         Sell         67,500       $1.984
                       Bermuda
                       Limited
                     Partnership

        1/7/98         Global         Sell         11,000       $1.727
                       Bermuda
                       Limited
                     Partnership

        1/8/98         Global         Sell         14,000       $1.688
                       Bermuda
                       Limited
                     Partnership
        1/9/98         Global         Sell         15,900       $1.738
                       Bermuda
                       Limited
                     Partnership






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